NICOLET BANKSHARES, INC.
111 NORTH WASHINGTON STREET
GREEN BAY, WISCONSIN 54301
(920) 430-1400

March 22, 2013

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, DC 20549

Re:	Request for Acceleration of Effectiveness
Nicolet Bankshares, Inc.
Registration Statement on Form S-4
File No. 333-186401

Ladies and Gentlemen:

On behalf of Nicolet Bankshares, Inc. (the “Company”), I hereby request that the effectiveness of the Company’s Registration Statement on Form S-4, as amended (Registration No. 333-186401) (the “Registration Statement”), be accelerated so that it may become effective on March 26, 2013 or as soon thereafter as practicable.

On behalf of the Company I acknowledge that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the Company be notified of such effectiveness by a telephone call to the Company’s counsel, Katherine M. Koops or Kenneth M. Achenbach of Bryan Cave LLP, who can be reached at (404) 572-6819 or (404) 572-6808, respectively.

NICOLET BANKSHARES, INC.

By:	/s/ Robert B. Atwell
Robert B. Atwell
Chairman, President and Chief Executive Officer